NEIL S. BARITZ nbaritz@baritzcolman.com	BARITZ & COLMAN LLP ATTORNEYS AT LAW 150 East Palmetto Park Road Suite 750 Boca Raton, Florida 33432 (561) 750-0910 Facsimile: (561) 750-5045 February 24, 2006

VIA EMAIL AND EDGAR

Nicole Holden
Staff Accountant
United States Securities and Exchange Commission
100 F St., N.E.
Washington, DC 20549

Re:	Spantel Communications, Inc. (the "Company")

Dear Ms. Holden:

In furtherance of our telephone conversation of this morning, this letter shall confirm the nature and structure of the relationship between Rotenberg Meril Solomon Bertiger & Guttilla, P.C., Audalia, and their upcoming audit of the Company.

Specifically, the newly appointed auditing firm, Rotenberg Meril, will be utilizing the Spanish Audit Firm, Audalia. Both firms are PCAOB registered members of the same MSI Legal and Accounting Network. For your information, the network is a worldwide association that includes accounting firms, very similar to many "Big 4" associations with accounting firms around the world.

Under this relationship, it is contemplated that the Rotenberg Meril firm will review the audit practice quality control policies and procedures of Audalia, the Spanish Audit Firm. They will also obtain an independence confirmation from Audalia with respect to their independence to Spantel, and coordinate the scope of the audit procedures with Audalia and approval of audit programs.

The Rotenberg Meril firm will also review the audit workpapers prepared by Audalia. Larry Meril, and an audit manager at his firm will be in Spain next week to meet with the management of Spantel to discuss accounting and reporting issues and, more importantly and of a time sensitive nature, begin their review of the audit workpapers of Audalia. For your information, the Rotenberg Meril firm has on its staff and part of the team which will be performing the Spantel audit, Spanish speaking and reading resources (in particular, two CPA's are fluent in Spanish: Gabe Paz and Elsie Walters).

Nicole Holden
Staff Accountant
February 24, 2006 - Page 2

Once in Spain, the Rotenberg Meril team plans to meet with the Spanish Audit Engagement Partner, Santiago Alio to facilitate the workpaper review. (Mr. Alio, is a partner at Audalia, speaks fluent English and received his accounting degree in the United States, and worked for a "Big 4" accounting firm for several years before relocating back to Spain).

The Rotenberg Meril firm will be responsible for the detail auditing of the parent holding company's books as well as the SEC financial reporting and disclosure process. For your information, as we disclosed to you during our telephone call, each of Rotenberg Meril and Audalia directly contract with Spantel for their respective services via an engagement agreement. At present, Rotenberg Meril intends to rely Audalia's work product but not have a direct contractual relationship therewith. As we discussed, as a result of the fact that Audalia also performs Spantel's statutory audit, they are required to have a direct contractual relationship with the Company.

We are hopeful that this addresses your concerns as well as confirms the sum and substance of our telephone conversation this morning. As we discussed, Spantel changed its accounting firm in response to your prior directive and acted promptly to accommodate that directive. In closing, the Company is anxious to timely commence the audit of its 2005 fiscal year with a well-qualified and well-regarded accounting firm and as such, await your prompt response and guidance.

Thank you again for your cooperation.

Sincerely, /s/ Neil S. Baritz Neil S. Baritz

cc:	Lawrence Meril (via email only) Robert Yurglich (via email only)